SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Blyth, Inc.

(Name of Subject Company (Issuer))

Blyth, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

09643P108

(CUSIP Number of Class of Securities)

Robert B. Goergen

Chairman of the Board and Chief Executive Officer

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bruce D. Kreiger, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

and

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, Connecticut 06901

Telephone: (203) 325-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$140,000,000	$17,738.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,000,000 outstanding shares of common stock, par value $0.02 per share, are being purchased at the maximum possible tender offer price of $35.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,738.00	Filing Party: Blyth, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 7, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 7, 2004, as amended by Amendment No. 1 filed on June 9, 2004 and Amendment No. 2 filed on June 10, 2004 (as amended, the “Schedule TO”), by Blyth, Inc., a Delaware corporation (together with its subsidiaries, “Blyth,” or the “Company”), relating to the offer by the Company to purchase for cash up to 4,000,000 shares of its common stock, par value $0.02 per share, at a price not more than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 7, 2004 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended by amending the Offer to Purchase, as incorporated by reference into such Items, as follows:

(1)	The first sentence of the Section entitled “Forward-Looking Statements” on page ii of the Offer to Purchase is amended by deleting the following phrase: “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934”. The Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.

(2)	The last paragraph of the Section entitled “Forward-Looking Statements” on page ii of the Offer to Purchase is amended by deleting the fourth sentence thereof in its entirety and by restating the fifth sentence thereof in its entirety to read as follows:

“We advise you to consult any further disclosures we make on related subjects in our annual report on Form 10-K, our future quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the Securities and Exchange Commission.”

(3)	The fifth paragraph of Section 1 (“Number of Shares; Proration—General”) on page 8 of the Offer to Purchase is amended by restating the last sentence thereof in its entirety to read as follows:

“Note that this election could have the effect of depressing the ultimate purchase price paid by Blyth for tendered shares because shares tendered using this election will be considered to be available for purchase at the minimum price of $30.00 per share; in addition, it is possible that this election could result in Blyth purchasing tendered shares at the minimum price of $30.00 per share.”

(4)	The fourth paragraph of Section 3 (“Procedures for Tendering Shares—Proper Tender of Shares”) on page 11 of the Offer to Purchase is amended by restating the last sentence thereof in its entirety to read as follows:

“Note that this election could have the effect of depressing the ultimate purchase price paid by Blyth for tendered shares because shares tendered using this election will be considered to be available for purchase at the minimum price of $30.00 per share; in addition, it is possible that this election could result in Blyth purchasing tendered shares at the minimum price of $30.00 per share.”

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(5)	The third sentence in the last paragraph on page 14 of the Offer to Purchase appearing under the caption “Procedures for Tendering Shares—Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” is amended by deleting the phrase “any of the conditions of the tender offer or”.

6)	The first sentence of the first paragraph of Section 7 (“Conditions of the Tender Offer”) on page 18 of the Offer to Purchase is amended by replacing the phrase “before the payment date” with the phrase “before the expiration date”.

(7)	The first sentence of the last paragraph of Section 7 (“Conditions of the Tender Offer”) on page 20 of the Offer to Purchase is amended by replacing the phrase “before the payment date” with the phrase “before the expiration date”.

(8)	The fourth paragraph of Section 10 (“Certain Information Concerning Blyth—Incorporation by Reference”) on page 21 of the Offer to Purchase is amended by adding the following document to the list of documents incorporated by reference into the Offer to Purchase: Current Report on Form 8-K filed June 7, 2004.

(9)	The first sentence of the last paragraph of Section 10 (“Certain Information Concerning Blyth—Incorporation by Reference”) on page 22 of the Offer to Purchase is amended by deleting the phrase “and any additional documents that we may file with the Securities and Exchange Commission from the date of this offer to purchase through the expiration of the tender offer”.

(10)	On June 18, 2004, the reported closing price of the shares on the New York Stock Exchange was $34.28 per Share. Blyth urges stockholders to obtain current market quotations for the shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLYTH, INC.

By:	/s/ ROBERT H. BARGHAUS
	Name: Title:	Robert H. Barghaus Vice President and Chief Financial Officer

Dated: June 21, 2004

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